UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Digital Media Solutions, Inc.

(formerly Leo Holdings Corp.)

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

25401G106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Leo Investors Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,012,718
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,012,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,012,718
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 14.6%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Leo Investors General Partner Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,012,718
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,012,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,012,718
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 14.6%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a)	Name of Issuer Digital Media Solutions, Inc. (formerly Leo Holdings Corp.) (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices 4800 140th Avenue N., Suite 101 Clearwater, FL 33762

Item 2(a)	Names of Persons Filing Leo Investors Limited Partnership (“Sponsor”) and Leo Investors General Partner Limited (“General Partner” and, together with the Sponsor, the “Reporting Persons”)

Item 2(b)	Address of the Principal Business Office, or if none, Residence 21 Grosvenor Place London, SW1X 7HF United Kingdom

Item 2(c)	Citizenship Cayman Islands

Item 2(d)	Title of Class of Securities Class A Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number 25401G106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii) (J).

☐	(k)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

In connection with the Business Combination Agreement, dated April 23, 2020, by and among Leo Holdings Corp. (“Leo”), Digital Media Solutions LLC (“DMS”), and the other parties thereto, Leo domesticated as a Delaware corporation (the “Domestication”) and changed its name to “Digital Media Solutions, Inc.” In connection with the Domestication, the Class B ordinary shares, par value $0.0001 per share, of Leo held by the Sponsor were automatically converted into shares of Common Stock, on a one-for-one basis. Simultaneously, pursuant to the Amended and Restated Sponsor Shares and Warrant Surrender Agreement (the “Surrender Agreement”) between Leo, the Sponsor and certain other parties thereto, the Sponsor agreed to forfeit and surrender for no consideration 1,897,282 Class B ordinary shares of Leo. In addition, the Sponsor agreed to forfeit warrants to purchase 2,000,000 shares of Common Stock.

The Sponsor directly holds 3,012,718 shares of Common Stock and 2,000,000 warrants to purchase shares of Common Stock, representing 14.6% of the Common Stock, based on 34,392,577 shares of Common Stock outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2020 and assumes the exercise of the warrants held by the Sponsor.

The Sponsor is controlled by the General Partner, which is governed by a board of directors, consisting of three individuals, each of whom has one vote. A majority of the board of directors is required to make voting and dispositive decisions regarding the Issuer’s securities. As such, none of the members of the board of directors of the General Partner is deemed to be a beneficial owner of the Common Stock.

Item 5	Ownership of Five Percent or Less of a Class Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8	Identification and Classification of Members of the Group Not Applicable

Item 9	Notice of Dissolution of Group Not Applicable

Item 10	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

LEO INVESTORS LIMITED PARTNERSHIP

By:	Leo Investors General Partner Limited
Its:	General Partner

By:	/s/ Simon Brown
Name:	Simon Brown
Title:	Director

LEO INVESTORS GENERAL PARTNER LIMITED

By:	/s/ Simon Brown
Name:	Simon Brown
Title:	Director